SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549



Madrid, September 2004

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- Telepizza submits a copy of the agreement reached with its franchisees about renewing contract and transfer prices, filed with the C.N.M.V dated on 14/05/04

EXHIBIT 2.-Telepizza submits a copy of the communication where the shareholders of Telepizza approved the first dividend in the history of the company, filed with the C.N.M.V dated on 29/06/04

EXHIBIT 3.- Telepizza submits a copy of the communication where the company informs that Columbia Tristar Home Entertainment, Sony Computer Entertainment and Telepizza have signed a collaboration agreement whereby from 1st July 2004, the customers of Telepizza in Spain will have the opportunity to enjoy joint special offers, filed with the C.N.M.V dated on 01/07/04

EXHIBIT 4.- Telepizza submits a copy of the Agenda for the General Meeting of Bondholders, filed with the C.N.M.V dated on 05/07/04

EXHIBIT 5.- Telepizza submits a copy of the documentation about the resolutions adopted by the General Meeting of Shareholders, filed with the C.N.M.V dated on 05/07/04

EXHIBIT 6.- Telepizza submits a copy of the Agenda for the General Meeting of Bondholders, the articles of association of the Syndicate of Bondholders and the text of the resolutions adopted by the General Meeting of Shareholders, filed with the C.N.M.V dated on 06/07/04

EXHIBIT 7.- Telepizza submits a copy of the communication where the company informs that it would pay a gross amount of 0.02 euros per share on account of the dividends of the fiscal year 2004, filed with the C.N.M.V dated on 20/07/04

EXHIBIT 8.-Telepizza submits a copy of the communication where the first call for the General Meeting of Bondholders of the First Issue of Bonds convertible into and/or exchangeable for shares of the company itself had been held on the previous day, filed with the C.N.M.V dated on 23/07/04

EXHIBIT 9.-Telepizza submits a copy of the communication where the Appointment and Remuneration Commission had appointed Manuel Capelo García to be Director General of the Group for Spain, filed with the C.N.M.V dated on 23/07/04

EXHIBIT 10.-Telepizza submits a copy of the information regarding its first half 2004 results, filed with the C.N.M.V dated on 26/07/04

EXHIBIT 11.-Telepizza submits a copy of the Rules of the Long-Term Incentive Program for TELE PIZZA, S.A. Managing Team, in which the terms and conditions of the ninth resolution of the said General Meeting of Shareholders will be developed, filed with the C.N.M.V dated on 29/07/04

EXHIBIT 12.-Telepizza submits a copy of the communication where the company informs that it has bought to Terra Networks Asociadas the 50 per cent of the shares that this company had of the society A Tu Hora, S.A., becoming Telepizza Group the owner of the 100 per cent of this company, filed with the C.N.M.V dated on 02/09/04

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

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RECEIVED
2004 OCT -8 A 8:40

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 14/05/04 **Outstanding Fact 16363**

The company informs of the agreement reached with its franchisees about renewing contract and transfer prices.

Nowadays there are more than 84 per cent of its franchisees adhered.

TELE PIZZA GETS AN AGREEMENT WITH ITS FRANCHISEES ABOUT RENEWING CONTRACT AND TRANSFER PRICES.

Telepizza S.A. has reached an agreement with nearly all the franchisees in Spain regarding the renewing policy and transfer prices, the most interesting areas for this collective.

Telepizza has proposed this agreement last April, and more than 84 per cent of its franchisees in Spain had adhered to the proposal, this represents a percentage over 77 per cent of the franchised stores.

The agreement establishes the conditions to renewing the franchises contracts with a new period of five years at the conclusion of the current term. It also establishes the transfer price system for the officially approved products by Telepizza Group during 2004, 2005 and 2006 years.

The company have made the agreement conditional on the obtaining of the expressed acceptance of said agreement by at least 210 of the total of the franchised establishment in Spain before the 31st May 2004.

In view of the high acceptance rate reached, the company has decided to put into effect this agreement immediately.

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 29/06/04 **Outstanding Fact 16560**

The company informs that the shareholders of Telepizza approved the first dividend in the history of the company.

THE SHAREHOLDERS OF TELEPIZZA APPROVED THE FIRST DIVIDEND IN THE HISTORY OF THE COMPANY

The General Shareholders' Meeting of Telepizza has approved today the distribution of a dividend of 2 hundredths of a euro on account of the results obtained in this fiscal year 2004.

This decision marks a milestone in the history of the company since this is the first dividend that will be distributed by the company among its shareholders.

And this is also the first time that an attendance premium has ever been distributed among the shareholders who were present or represented at the Meeting, which has amounted to 0.2 hundredths of a euro per share.

During his speech, the Chairman of Telepizza, Pedro Ballvé, emphasized that 2003 "has proved to be a fundamental fiscal year in the history of the company. The end of the restatement process has been complemented by the establishment of the most solid foundations for the operating, industrial and business profitability and upgrading of the company for the future of the group".

The chairman of Telepizza highlighted the advances accomplished in the industrial and marketing areas with the incorporation of state-of-the-art technologies and computer systems. So, Ballvé recalled the full start-up of the new Industrial Plant and Logistical Centre of the company in Daganzo, Madrid.

"This plant has involved the operating rationalization of our production activities and has allowed a great leap forward to be accomplished thanks to the incorporation of the latest technologies and computer systems available in the market and applicable to the food sector, which has redounded to the product quality, which is one of the most important targets of Telepizza."

Ballvé recalled that Telepizza has proceeded with the integral change of image of its establishments in 2003 and predicted that the change of image in all the stores owned by Telepizza as well as in the majority of its franchisees would be completed at the end of this fiscal year.

Such change of image has included the remodelling of Telepizza's web page, updating it in order to include more information for the customers and shareholders, and make it more functional and intuitive to use.

Telepizza has included an on line store on its web page that makes it possible to place orders in connection with the store. A service that is already available in Zaragoza, Huesca, Logroño, San Sebastian and Aranda de Duero.

The advances made in connection with computer systems have been significant, too. The installation of the SAGA store management tool has been completed, thus facilitating both its operation and the management work carried out by its managers.

The CRM tool continues forming part of the technological updating process of the company. In the course of 2003, Telepizza carried out a CRM tool test that has allowed a significant progress to be made in the analysis of data and their segmentation in accordance with several behavioural variables, which in turn will make it possible to prepare strategies more adapted to each consumption typology.

In his speech to the shareholders, José Carlos Olcese, executive vice-chairman of Telepizza, recalled that in 2003, the chain in Spain and in every country where it is present had accomplished a new historic sales record, as measured in the local currency.

Telepizza continued to focus its efforts on investments carried out in countries that show a proven progress in growth, profitability and leadership, such as Portugal, Poland and Chile. That is why it has decided to discontinue its operations in Mexico and France, which did not meet the profitability requirements, thus ending the economic amelioration process of the Group.

José Carlos Olcese recalled that "this restructuring has left Telepizza ready for an orderly and cost-effective growth, with all the operations being profitable at present."

In addition, the company managed to reduce its debt to its lowest level in the last few years. "Telepizza is currently a company that is modern, streamlined, well-equipped, fully profitable and capable of growing".

Olcese informed about the reduction in Telepizza's debt and the recent issue of convertible bonds "that has provided us with a higher financial visibility and stability by reducing the short-term financial burden and improving the financing conditions", and showed his satisfaction at the fact that "the market has shared the strategy and vision of the company by subscribing 93.48 per cent of the issue and clarifying, too, the financial future of Telepizza."

In its international area, Telepizza continues consolidating its leadership in those countries where it operates, Poland, Chile and Portugal. The company goes on with its franchising strategy, foreseeing that its development in these countries will take place under such model. Within these expansion plans, one of the most outstanding events is the opening of a store at an early date in Czech Republic, taking advantage of the company's logistic support in Poland.

José Carlos Olcese underlined the recent masterfranchise agreement made with Pollo Campero for Central America. At present, there are 27 Telepizza corners opened inside Pollo Campero restaurants in Guatemala, maintaining also a Pilot Plan with this operator for El Salvador, where it owns 19 points of sale.

The franchising formula has also led to a reinforcement of the franchisee supporting structure, especially in training works. José Carlos Olcese informed the shareholders that an agreement had been reached with the company's franchisees with regard to the renewal policies and transfer prices, to which 87

per cent of the franchisees in Spain have already adhered, which involves 80 per cent of Telepizza franchised stores.

Together with this reinforcement of the support given to development through franchises, Olcese recalled the company's alliance-making strategy, which is aimed at "operating in those geographic market segments where we are not present and join our supply to that of the leading companies in the development of home entertainment."

With regard to targets for this year 2004, Olcese emphasized the company's intention to increase its sales by means of segmented marketing strategies, as well as maximize the generation of cash on hand and proceed with the strengthening process of the financial structure.

With regard to the international area, Telepizza will continue its growth in Portugal, Poland and Chile by way of the franchise format, and will also face the selective growth in new markets, as it has already begun to do with the opening of a store at an early date in Czech Republic.

Madrid, 29th June 2004

Checks made through the Databases0020
Of Official Registries

Outstanding facts and other information


RECEIVED
2004 OCT -8 A 8:40

TELE PIZZA, S.A.

Date: 01/07/04 **Outstanding Fact 16618**

The company informs that Columbia Tristar Home Entertainment, Sony Computer Entertainment and Telepizza have signed a collaboration agreement whereby from 1st July 2004, the customers of Telepizza in Spain will have the opportunity to enjoy joint special offers.

The collaboration begins today, on this 1st of July, with the DVD "The Lord of the Rings: The return of the King" and the video game Moto GP3

TELEPIZZA, SONY COMPUTER ENTERTAINMENT AND COLUMBIA TRISTAR HOME ENTERTAINMENT JOIN THEIR HOME ENTERTAINMENT OFFERS

Columbia Tristar Home Entertainment, Sony Computer Entertainment and Telepizza have signed a collaboration agreement whereby from today, the customers of Telepizza in Spain will have the opportunity to enjoy joint special offers consisting of pizzas and films in DVD format or PlayStation games.

The first title with which this agreement will be started, will be the DVD "The Lord of the Rings: The return of the King" that will be available together with a medium-sized pizza for 29.95 euros. The first PlayStation game is "Moto GP3" that will be also available together with a medium-sized pizza for 39.95 euros.

This collaboration will be renewed regularly in order to update the offer and adapt it to the latest novelties released by Columbia Tristar Home Entertainment and Sony Computer Entertainment in films on DVD and PlayStation games.

This campaign will be carried out from today at more than 300 of the establishments that Telepizza has in Spain.

This agreement joins the commercial offers of these companies specialized and leaders in home entertainment, which are fundamental segments in their respective activities.

About Telepizza

Telepizza is the leading company in the sector of food delivery service in Spain. Telepizza is present in Chile, Poland and Portugal, where the company occupies a leadership position. The company currently has 762 establishments, out of which 535 are located in Spain.

About Sony Computer Entertainment Europe

Based in London, Sony Computer Entertainment Europe is responsible for the distribution, marketing and sales of PS one and Playstation 2 hardware and software in 102 countries in Europe, the Middle East, Africa and Oceania. On 19th May 2004, over 39.6 million units of PlayStation and PS one had been sold among all the PAL territories, and over 100 million in the whole world. From the launching date in Europe, 24th of November 2000, until the end of March 2004, over 24.5 million units of PlayStation2 were invoiced in the PAL territories and over 71 million all over the world, making this one of the most successful electronic products in history.

PlayStation and the PlayStation logo, PS one, PS2, PSX and PSP are Sony Computer Entertainment Inc. trademarks. The remaining trademarks are the property of their respective owners.

About Columbia Tristar Home Entertainment

A leading company in the video sector in Spain, Columbia Tristar Home Entertainment is a company of Sony Pictures Entertainment.

Sony Picture Entertainment is the Sony group's company that carries out, among other functions, the distribution, purchasing and distribution of films in 67 countries, developing new products, services and technologies within the entertainment world.

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Outstanding facts and other information


RECEIVED
2004 OCT -8 A 8:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TELE PIZZA, S.A.

Date: 05/07/04 **Outstanding Fact 51015**

The company communicated the Agenda of the General Meeting of Bondholders for the First Issue of Bonds convertible into and/or exchangeable for shares of Telepizza, S.A.

TELE PIZZA, S.A.

GENERAL MEETING OF BONDHOLDERS OF THE 1ST ISSUE OF BONDS CONVERTIBLE INTO AND/OR EXCHANGEABLE FOR SHARES OF TELE PIZZA, S.A. 2004

The Board of Directors of TELE PIZZA, SOCIEDAD ANÓNIMA has resolved, in pursuance of article 9 of the Rules of the Syndicate of Bondholders of the 1st Issue of Bonds Convertible Into and/or Exchangeable For Shares of TELE PIZZA, S.A. 2004 and provisions set forth in article 297 of the Companies Act, to call the General Meeting of Bondholders to be held in its first call on the 22nd of July 2004, at 9.00 am, at 28700-San Sebastián de los Reyes (Madrid), c/ Isla Graciosa, no. 7, and in its second call on the 23rd of July 2004 at the same place and at the same time in order to deliberate and resolve on the following:

AGENDA

First.- Examination and approval, if applicable, of the management work carried out by the Provisional Commissioner of the Syndicate of Bondholders.

Second.- Ratification of the post of Provisional Commissioner of the Syndicate of Bondholders or appointment of a new Commissioner.

Third.- Examination and approval, if applicable, the Rules of the Syndicate of Bondholders.

Fourth.- Examination and approval, if applicable, of the resolution for the application of the voluntary reserves account in an amount of 33,013,430.30 euros to offset, in its entirety, from the balance of the negative results account in previous fiscal years, adopted by the Ordinary General Meeting of Shareholders held on the 29th of June 2004.

Fifth.- Delegation of powers in favour of the Commissioner for construction, enforcement, execution and development of the resolutions adopted by the General Meeting of Shareholders, as required; including the required amendments to comply with as many requirements as necessary for either the enforceability or registration thereof.

Sixth.- Any other business.

Seventh.- Reading and approval, if applicable, of the minutes of the Meeting.

INFORMATION RIGHT

With regard to the Third and the Fourth items on the Agenda, the Bondholders may examine, at the registered office, as well as on the web page of the company, the text of the Internal Rules of the Syndicate of Bondholders of the 1st Issue of Bonds Convertible Into and/or Exchangeable For Shares of TELE PIZZA, S.A. 2004 which will be submitted to their approval as well as the text of the resolution for the application of the voluntary reserves account to offset, in its entirety, from the balance of the negative results account in previous fiscal years, as well as to request their delivery or sending on a free-of-charge basis.

ATTENDANCE RIGHT

The persons who may attend the General Meeting or delegate their vote to the bondholders of the 1st Issue of Bonds Convertible Into and/or Exchangeable For Shares of TELE PIZZA, S.A. 2004 will be those who at least five days in advance of the date on which the Meeting is held, shall be registered in the accounting record of the book entry trading of the Securities Recording, Offset and Settlement System Management Company (IBERCLEAR) or any of the entities adhered to the same, which will be accredited through the delivery of the cards of attendance to the Meeting which shall be issued by the securities custodian entities or those adhered to the said Company, in which the number of bonds of their property will be stated.

Those bondholders who shall not attend the General Meeting may have themselves represented at the said Meeting by means of another person, who does not need to be a bondholder, thus complying with the requirements and formalities provided for by Law. All documents certifying the representations or delegations for the Meeting will contain instructions with regard to the sense of vote, being understood that in case such instructions should not be given, the representative will vote in favour of the proposals for resolutions made by the Board of Directors.

In Madrid, this 1st of July 2004.

Secretary of the Board of Directors

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 05/07/04 **Outstanding Fact 51016**

The company communicated the resolutions adopted by the General Meeting of Shareholders held on 29th June 2004.

RESOLUTION ADOPTED WITH REGARD TO THE SECOND ITEM ON THE AGENDA OF THE GENERAL MEETING OF SHAREHOLDERS OF TELE PIZZA, S.A. HELD ON THE 29TH OF JUNE 2004

Second.- *Shareholders' remuneration: Distribution of an amount on account of dividends in the fiscal year 2004, after partial application of the voluntary reserves account to the legal reserve allocation and the offset of losses occurred in previous fiscal years.*

With regard to this second item on the Agenda, the following resolutions were passed:

1. In the first place, the carrying out of the following offsets and adjustments:

a) Application of the voluntary reserves account in the amount of 51,468.89 euros to the legal reserve allocation in such a way that the latter may reach 20% of the share capital in accordance with article 214 of the Companies Act.

b) Application also to the voluntary reserves account in the amount of 33,013,430.30 euros to offset, in its entirety, from the balance of the negative results account in previous fiscal years, which includes the result in the fiscal year 2003 to which reference is made in the resolution adopted in connection with the First item on the Agenda of this General Meeting.

As a result of the foregoing, the balances in the legal reserve account and the voluntary reserves are now fixed in the amount of 1,341,584.40 euros and 23,711,752.30 euros, respectively.

In accordance with provisions set forth in Article 289 of the Companies Act, it is placed on record that the application of the reserves account to the offset of losses occurred in previous fiscal years shall be subjected to the relevant resolution, where appropriate, by the Meeting of Bondholders of the1st Issue of Bonds Convertible Into and/or Exchangeable For Shares of Tele Pizza, S.A.

2. In the second place, the distribution among the shareholders of a gross amount of 0.02 euros per share on account of dividends in the fiscal year 2004.

We enclose the financial statement drawn up by the administrators as provided for in article 216 a) of the Companies Act, where it can be seen that all the requirements set forth in the said article are met, including the existence of sufficient liquidity for such distribution.

The gross amount to be distributed on account of dividends in the fiscal year 2004 will be 0.02 euros per each share, and it will be payable from the 28th of July 2004 through the entity where each shareholder has deposited his securities.

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 06/07/04 **Outstanding Fact 51044**

The company communicated the Agenda of the General Meeting of Bondholders for the First Issue of Bonds convertible into and/or exchangeable for shares of the share. Likewise, the articles of association of the Syndicate of Bondholders and the text of the resolutions adopted by the General Meeting of Shareholders in connection with the application of the voluntary reserves account, were enclosed.

Madrid, 5th June 2004

Dear Sirs,

Please find attached the text of the call to the General Meeting of Bondholders of the 1st Issue of Bonds Convertible Into and/or Exchangeable For Shares of TELE PIZZA, S.A. 2002, since we consider it a significant fact.

In addition, we also enclose the text of the two documents that may be obtained by the bondholders from the registered office and from the web page of the company:

- Internal Rules or Articles of Association of the Syndicate of Bondholders.
- Text of the resolution adopted by the Ordinary General Meeting of Shareholders held on the 29th of June 2004 in connection with the application of the voluntary reserves account to offset, in its entirety, from the balance of the negative results account in previous fiscal years.

Please do not hesitate to contact us for any clarification you may deem relevant.

Best regards,

Signed by: Javier Gaspar Pardo de Andrade
Board Member of the Board Directors of Telepizza, SA.

TELE PIZZA, S.A.

GENERAL MEETING OF BONDHOLDERS OF THE 1ST ISSUE OF BONDS CONVERTIBLE INTO AND/OR EXCHANGEABLE FOR SHARES OF TELE PIZZA, S.A. 2004

The Board of Directors of TELE PIZZA, SOCIEDAD ANÓNIMA has resolved, in pursuance of article 9 of the Rules of the Syndicate of Bondholders of the 1st Issue of Bonds Convertible Into and/or Exchangeable For Shares of TELE PIZZA, S.A. 2004 and provisions set forth in article 297 of the Companies Act, to call the General Meeting of Bondholders to be held in its first call on the 22nd of July 2004, at 9.00 am, at 28700-San Sebastián de los Reyes (Madrid), c/ Isla Graciosa, no. 7, and in its second call on the 23rd of July 2004 at the same place and at the same time in order to deliberate and resolve on the following:

AGENDA

First.- Examination and approval, if applicable, of the management work carried out by the Provisional Commissioner of the Syndicate of Bondholders.

Second.- Ratification of the post of Provisional Commissioner of the Syndicate of Bondholders or appointment of a new Commissioner.

Third.- Examination and approval, if applicable, the Rules of the Syndicate of Bondholders.

Fourth.- Examination and approval, if applicable, of the resolution for the application of the voluntary reserves account in an amount of 33,013,430.30 euros to offset, in its entirety, from the balance of the negative results account in previous fiscal years, adopted by the Ordinary General Meeting of Shareholders held on the 29th of June 2004.

Fifth.- Delegation of powers in favour of the Commissioner for construction, enforcement, execution and development of the resolutions adopted by the General Meeting of Shareholders, as required; including the required amendments to comply with as many requirements as necessary for either the enforceability or registration thereof.

Sixth.- Any other business.

Seventh.- Reading and approval, if applicable, of the minutes of the Meeting.

INFORMATION RIGHT

With regard to the Third and the Fourth items on the Agenda, the Bondholders may examine, at the registered office, as well as on the web page of the company, the text of the Internal Rules of the Syndicate of Bondholders of the 1st Issue of Bonds Convertible Into and/or Exchangeable For Shares of TELE PIZZA, S.A. 2004 which will be submitted to their approval as well as the text of the resolution for the application of the voluntary reserves account to offset, in its entirety, from the balance of the negative results account in previous fiscal years, as well as to request their delivery or sending on a free-of-charge basis.

ATTENDANCE RIGHT

The persons who may attend the General Meeting or delegate their vote to the bondholders of the 1st Issue of Bonds Convertible Into and/or Exchangeable For Shares of TELE PIZZA, S.A. 2004 will be those who at least five days in advance of the date on which the Meeting is held, shall be registered in the accounting record of the book entry trading of the Securities Recording, Offset and Settlement System Management Company (IBERCLEAR) or any of the entities adhered to the same, which will be accredited through the delivery of the cards of attendance to the Meeting which shall be issued by the securities custodian entities or those adhered to the said Company, in which the number of bonds of their property will be stated.

Those bondholders who shall not attend the General Meeting may have themselves represented at the said Meeting by means of another person, who does not need to be a bondholder, thus complying with the requirements and formalities provided for by Law. All documents certifying the representations or delegations for the Meeting will contain instructions with regard to the sense of vote, being understood that in case such instructions should not be given, the representative will vote in favour of the proposals for resolutions made by the Board of Directors.

In Madrid, this 1st of July 2004.

Secretary of the Board of Directors

ARTICLES OF ASSOCIATION

HEADING I

INCOPORATION, NAME, OBJECT, REGISTERED OFFICE AND DURATION OF THE SYNDICATE OF BONDHOLDERS

1ST ARTICLE. INCORPORATION

Subject to provisions set forth in the Fourth Article of Chapter X of Legislative Royal Decree 1564/1989 of 22 December, whereby the Consolidation of the Companies Act was passed, it will be incorporated, once the issuing agreement is registered in the Mercantile Register, a syndicate of the holders of the Bonds (the "Bondholders") which form part of the **"FIRST ISSUE OF BONDS CONVERTIBLE INTO AND/OR EXCHANGEABLE FOR SHARES OF TELE PIZZA, S.A. 2004"**

This Syndicate shall be governed by these Articles of Association and by the Consolidation of the Companies Act and other acts currently in force.

2ND ARTICLE. NAME

The syndicate shall be called **"SYNDICATE OF BONDHOLDERS OF THE 1ST ISSUE OF BONDS CONVERTIBLE INTO AND/OR EXCHANGEABLE FOR SHARES OF TELE PIZZA, S.A. 2004".**

3RD ARTICLE. OBJECT

The object of the syndicate shall be the defence of the legitimate interests of the Bondholders with regard to the Issuing Company through the exercise of the rights conferred on them by the Laws by which such syndicate is governed and by these Articles of Association, in order to exercise and maintain such rights collectively and under the representation which is determined in these rules.

4TH ARTICLE. REGISTERED OFFICE

The registered office is fixed at the offices of the Issuing Company, C/ Isla Graciosa s/nº, Polígono Industrial La Marina, San Sebastián de los Reyes, Madrid.

However, the Meeting of Bondholders may be held, whenever deemed appropriate, at any other place of the said city, with such contingency being stated in the call to the meeting.

5TH ARTICLE. DURATION

The Syndicate shall remain in force until the Bondholders have been reimbursed for all the rights by principal, interest or any other concept to which they may be entitled, or until the whole Bonds have been converted.

HEADING II

ORGANIZATION OF THE SYNDICATE

6TH ARTICLE. GOVERNING BODIES OF THE SYNDICATE

The syndicate's government shall rest with:

a) the General Meeting of Bondholders.

b) the Commissioner of the General Meeting of Bondholders.

7TH ARTICLE. LEGAL NATURE

The General Meeting duly called and constituted shall be the body that will express the Bondholders' will subject to these Articles of Association, and their resolutions shall be binding on all the Bondholders in the way established by Law.

8TH ARTICLE. LEGITIMATION FOR CALLING

The General Meeting shall be called by the Board of Directors of the Issuing Company or by the Commissioner whenever he may think fit.

However, the Commissioner shall call the General Meeting whenever requested in writing and expressing the object of the call by any bondholders representing at least one twentieth of the total amount of the Issue that is not redeemed. In this case, the Meeting shall be called in such a way that it is held within the next thirty days after receipt by the Commissioner of such request.

9TH ARTICLE. WAY OF CALLING

The call to the General Meeting shall be carried out through an a notice that will be published in the Official Gazette of the Mercantile Register at least fifteen days in advance of the date fixed for holding the same and if considered appropriate, in one or more newspapers having a nation-wide distribution.

Whenever the Meeting should be called in order to deal with or solve any matters in connection with any modification of the issuing conditions and other matters of similar implications in the Commissioner's opinion, the notice shall be published in the Official Gazette of the Mercantile Register and in one of the newspapers having a nation-wide distribution at least fifteen days in advance of the date fixed for holding the said meeting. In any case, such notice shall state the place and date for the meeting, the subjects that will be dealt with and the way to accredit the ownership of the bonds in order to be entitled to attend the Meeting.

10TH ARTICLE. ATTENDANCE RIGHT

Any Bondholders being such at least five days in advance of the day on which the meeting will be held, shall have the right to attend the meeting.

The Directors of the issuing Company shall be entitled to attend the Meeting although they had not been called.

11TH ARTICLE. REPRESENTATION RIGHT

Any Bondholder being entitled to attend the Meeting may have himself represented by means of another person attending the Meeting as a Bondholder. Such representation shall be conferred in writing and shall be specially intended for each Meeting.

12TH ARTICLE. QUORUM AND ADOPTION OF RESOLUTIONS

The Meeting may adopt any resolutions provided that those being present should represent two thirds of the total amount of the current Bonds of the Issue, and such resolutions shall be adopted by an absolute majority of such amount.

In case such quorum is not accomplished, the Assembly may be called again in accordance with provisions set forth in article 301 of the Consolidation of the Companies Act one month after the first meeting, being then allowed to pass the resolutions by an absolute majority of attendants. However, it shall be understood that the Meeting is called and validly constituted for the purpose of dealing with any subject of the Syndicate's competence, provided that all the current Bonds are present and the attendants should approve by unanimous consent the holding of the Meeting.

13TH ARTICLE. VOTING RIGHT

At the meetings of Bondholders, each Bond, either present or represented, shall confer a voting right.

14TH ARTICLE. CHAIRMANSHIP OF THE MEETING

The Meeting shall be presided over by the Commissioner, who will conduct the debates, consider any discussion ended as he may think fit, and direct that matters are put to the vote.

15TH ARTICLE. LIST OF ATTENDANTS

The Commissioner shall, before beginning to discuss the agenda, form the list of attendants, stating the character and representation of each attendant, and the number of own or somebody else's Bonds with which he attends the Meeting.

16TH ARTICLE. POWERS OF THE MEETING

The General Meeting of Bondholders shall be empowered to resolve on whatever required for the best defence of the Bondholders' legitimate interests with regard to the Issuing Company; modify, in accordance with the same, the conditions established for the issuing of Bonds; remove or appoint a Commissioner; exercise, whenever appropriate, the relevant legal actions and approve any expenses arising from the defence of their interests.

17TH ARTICLE. OBJECTION TO RESOLUTIONS

The resolutions passed by the Meeting may be objected to by the Bondholders in accordance with provisions set forth in the 2nd Article of Chapter V of the Consolidation of the Companies Act.

18TH ARTICLE. MINUTES

The minutes of the meeting may be approved by the Meeting itself immediately after being held or otherwise by the Commissioner and two Bondholders designated for such purpose by the Meeting in the term of fifteen days.

19TH ARTICLE. CERTIFICATES

The certificates of the minutes shall be issued by the Commissioner or by his substitute.

20TH ARTICLE. SEPARATE EXERCISE OF ACTIONS

The Bondholders may separately exercise any relevant judicial or extra-judicial actions, provided that such actions should not contradict the resolutions adopted by the Syndicate within its scope and should be compatible with the powers which might have been conferred on it.

HEADING III

ABOUT THE COMMISSIONER

21ST ARTICLE. LEGAL NATURE OF THE COMMISSIONER

It shall be the Commissioner's duty to be the legal representative of the Syndicate and to act as the body that shall relate the said Syndicate to the Issuing Company.

22ND ARTICLE. APPOINTMENT AND DURATION OF THE POST

Without prejudice to the Commissioner's appointment carried out in the issuing agreement, which must be ratified by the Meeting, the said Meeting shall be empowered to appoint him, and he shall hold his post unless removed by the Meeting.

23RD ARTICLE. POWERS

The Commissioner shall be empowered to:

1st Protect the common interests of the Bondholders.

2nd Call and preside over the General Meetings.

3rd Inform the Issuing Company of the resolutions adopted by the Syndicate.

4th Be present at lots, if any.

5th Watch over the payment of interest and principal.

6th Execute the resolutions adopted by the General Meeting.

7th Exercise the actions pertaining to the Syndicate.

8th In general, he shall be provided with all the powers conferred by Law and by these articles of association.

HEADING IV

SPECIAL PROVISIONS

24TH ARTICLE. SUBMISSION TO JURISDICTION

For all matters derived from these Articles of Association, the Bondholders shall, just for the mere fact of being bondholders, submit to the jurisdiction of the Courts and Tribunals of Madrid with express waiver of their own jurisdiction.

****

RESOLUTION ADOPTED WITH REGARD TO THE SECOND ITEM ON THE AGENDA OF THE GENERAL MEETING OF SHAREHOLDERS OF TELE PIZZA, S.A. HELD ON THE 29TH OF JUNE 2004

Second.- *Shareholders' remuneration: Distribution of an amount on account of dividends in the fiscal year 2004, after partial application of the voluntary reserves account to the legal reserve allocation and the offset of losses occurred in previous fiscal years.*

With regard to this second item on the Agenda, the following resolutions were passed:

1. In the first place, the carrying out of the following offsets and adjustments:

a) Application of the voluntary reserves account in the amount of 51,468.89 euros to the legal reserve allocation in such a way that the latter may reach 20% of the share capital in accordance with article 214 of the Companies Act.

b) Application also to the voluntary reserves account in the amount of 33,013,430.30 euros to offset, in its entirety, from the balance of the negative results account in previous fiscal years, which includes the result in the fiscal year 2003 to which reference is made in the resolution adopted in connection with the First item on the Agenda of this General Meeting.

As a result of the foregoing, the balances in the legal reserve account and the voluntary reserves are now fixed in the amount of 1,341,584.40 euros and 23,711,752.30 euros, respectively.

In accordance with provisions set forth in Article 289 of the Companies Act, it is placed on record that the application of the reserves account to the offset of losses occurred in previous fiscal years shall be subjected to the relevant resolution, where appropriate, by the Meeting of Bondholders of the1st Issue of Bonds Convertible Into and/or Exchangeable For Shares of Tele Pizza, S.A.

2. In the second place, the distribution among the shareholders of a gross amount of 0.02 euros per share on account of dividends in the fiscal year 2004.

We enclose the financial statement drawn up by the administrators as provided for in article 216 a) of the Companies Act, where it can be seen that all the requirements set forth in the said article are met, including the existence of sufficient liquidity for such distribution.

The gross amount to be distributed on account of dividends in the fiscal year 2004 will be 0.02 euros per each share, and it will be payable from the 28th of July 2004 through the entity where each shareholder has deposited his securities.

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 20/07/04 **Outstanding Fact 16684**

The company communicated that it would pay a gross amount of 0.02 euros per share on account of the dividends of the fiscal year 2004. Such payment would be carried out on the 28th July 2004.

COMISIÓN NACIONAL DEL MERCADO DE VALORES
Pº CASTELLANA, No. 19
28046-MADRID

ATTN: MR. ANTONIO MAS SIRVENT
(DIRECCIÓN GENERAL DE SUPERVISIÓN DE MERCADOS)
Fax: 91/585.16.62
(No. of pages, incl. cover)

Madrid, 19th of July 2004

TO BE INCLUDED UNDER HEADING "RELEVANTS FACTS"

Dear Sirs,

This is to let you know all the details of the operation carried out on the resolution adopted by the General Ordinary Meeting of Shareholders of TELE PIZZA, S.A. held on last 29th of June 2004, in connection with the payment of interim dividends.

Please do not hesitate to contact us for any clarification you may deem fit.

Best regards,

Signed by: Javier Gaspar Pardo de Andrade
Secretary of the Board of Directors of
TELE PIZZA, S.A.

INTERIM DIVIDEND OF TELE PIZZA, S.A. SHARES

Monday, 19th July 2004

Tele Pizza, S.A. informs that in the Ordinary General Meeting of Shareholders held on the 29th of June 2004, it was resolved to distribute among the shareholders a gross amount of 0.02 euros per share on account of the dividends in fiscal year 2004. The payment will be carried out on the 28th of July according to the following breakdown:

- Class of security: ES0178344117 - TELE PIZZA, S.A.
- Last date of right: 27 July 2004
- Date of payment: 28 July 2004
- Unit gross amount: 0.02000000 euro
- Withholding (15%): 0,00300000 euro
- Unit net amount: 0,01700000 euro
- Paying entity: Renta 4 Sociedad de Valores, S.A. (3501)

We also request that the operation should be settled though the means made available by Iberclear to its Participating Entities, with Renta 4 Sociedad de Valores, S.A. being the Paying Entity designated by this Issuer.

Tele Pizza, S.A. P.P.

Mr. Fernando Echecopar Flórez
Attorney

Ms. Ana Domingo Sanz
Attorney

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 23/07/04 **Outstanding Fact 51474**

The company communicated that the first call for the General Meeting of Bondholders of the First Issue of Bonds convertible into and/or exchangeable for shares of the company itself had been held on the previous day.

COMMUNICATION OF SIGNIFICANT FACT

Madrid, 22nd July 2004

In accordance with provisions set forth in article 82 of the Securities Market Law 24/1988 of 28 July, this is to inform the following significant fact for inclusion thereof in the public records of the said National Securities and Investment Board.

This 22nd of July 2004, the General Meeting of Bondholders of the 1st Issue of Bonds Convertible Into and/or Exchangeable For Shares of TELE PIZZA, S.A. has been held at its first call.

The said Meeting approved by unanimous consent all the points listed in the Agenda, which were informed to the above Comisión Nacional del Mercado de Valores (Spanish Securities and Exchange Commission) on the 5th of July 2004.

Best regards,

Signed by: Javier Gaspar Pardo de Andrade
Board Member Secretary of the Board Directors of
Telepizza, SA.

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 23/07/04 **Outstanding Fact 51488**

The company communicated that the Appointment and Remuneration Commission had appointed Manuel Capelo García to be Director General of the Group for Spain.

Zurbano, 49 – Of. No. 4
28010 MADRID
Tel.: 91 310 23 01 – 02
Fax: 91 319 61 89
e-mail: j.gaspar@abogadoszurbano.com

TELEPIZZA, S.A.
Secretary' Office of the Board of Directors

FACSIMILE

REF.: COMMUNICATION OF SIGNIFICANT FACT

In accordance with provisions set forth in article 82 of the Securities Market Law 24/1988 of 28 July, and in article 21 of Royal Decree 377/1991, TELE PIZZA, S.A. hereby proceeds to inform the following for inclusion thereof in the public records of National Securities and Investment Board.

Yesterday (22nd of July 2004), the Appointment and Remuneration Commission of TELE PIZZA, S.A. has appointed Mr. Manuel Capelo García to be General Director of the TELEPIZZA Group in Spain.

Mr. Capelo García had filled so far the position of General Sub-Director of the Industrial and Purchases Division.

Best regards,

TELE PIZZA, S.A.
Signed by: Javier Gaspar Pardo de Andrade
Secretary of the Board of Directors

Checks made through the Databases
Of Official Registries

Outstanding facts and other information


RECEIVED
2004 OCT -8 A

TELE PIZZA, S.A.

Date: 26/07/04 **Outstanding Fact 51526**

The Company submits information regarding its first half 2004 results.

INFORMATION REGARDING:

SEMESTER: First YEAR: 2004

I. INFORMATION REGARDING THE ISSUER

Corporate name:
Tele Pizza, S.A.

Registered offices:	**Fiscal ID No.:**
C/ Isla Graciosa nº 7 28700 San Sebastián de los Reyes	A78849676

Persons assuming liability for this information, offices they hold and identification of the powers or capacities under which they may represent the company:	**Signature:**
D. Fernando Zapater Marqués *Chief Executive Manager*	

CONTENTS OF THE SEMESTER REPORT
(insert X to mean it is included)

		Individual	Consolidated
I. Information regarding the issuer	0010	X	
II. Changes in the Consolidated Group	0020		X
III. Bases for the presentation and evaluation rules	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Distribution of the Net Turnover per Business	0060	X	X
VII. Number of Employees	0070	X	X
VIII.Business Development	0080	X	X
IX. Distributed Dividends	0090		
X. Significant Facts	0100	X	X
XI. Explanatory Annex for Significant Facts	0110	X	X
XII.Special Auditors' Report	0120		

II. CHANGES IN THE COMPANIES FORMING THE CONSOLIDATED GROUP (19)

In relation to 2003, please find attached the changes in the consolidation scope:

FASGEL S.A, which used to consolidate under the equity method, is out of the consolidation scope because Telepizza, S.A. sold its equity holding in said company.

III. BASES FOR THE PRESENTATION AND EVALUATION RULES

(For the preparation of the data and information of a financial-accounting nature included within this public, periodic information, such criteria, evaluation rules and accounting principles as contained in the regulations in force regarding information of a financial-accounting nature to be incorporated in the annual accounts and intermediate financial statements of the industry to which the entity belongs shall be applied. Given the rare case, if any, that the accounting principles and criteria generally accepted and required by the applicable rules in force were not applied, such fact shall be pointed out and sufficiently argued, with explanations about the consequences that this failure might have on the assets, the financial situation and the results of the company or its consolidated group. Additionally and to a similar extent, any amendment that, where appropriate and with respect to the latest audited annual accounts, might have been introduced in the accounting principles used for the preparation of the information attached hereto, shall be recorded and accounted for. In the event that the same accounting principles, criteria and policies as used for the latest annual accounts have been applied and if the same comply with the provisions of the accounting rules in force applicable to the entity, please specify it).

The same criteria and accounting principles taken into account for the consolidated annual accounts of the previous financial year closed have been applied hereto, the same complying with the rules in force.

Note: **If you need further space for the requested information, another sheets can be included**

IV. BALANCE SHEET FOR THE INDIVIDUAL COMPANY

Unit: thousands of Euros

ASSETS

			CURRENT F. YEAR	LAST F. YEAR
A)	SHAREHOLDERS' LONG TERM DEBT	0200	0	0
I.	Start-up expenses	0210	1.282	1.816
II.	Intangible Assets	0220	17.147	16.879
II.1.	Assets under capital leases	0221	3.009	4.068
II.2.	Other Intangible Assets	0222	14.138	12.811
III.	Tangible Assets	0230	49.411	49.800
IV.	Financial Assets	0240	93.058	117.450
V.	Long-term Own Shares	0250	0	5.831
VI.	Long-term Trade Debtors	0255	1.361	3.473
B)	FIXED ASSETS (1)	0260	**162.259**	**195.249**
C)	DEFERRED EXPENSES (2)	0280	1.626	324
I.	Shareholders' short term debt	0290	0	0
II.	Stocks	0300	1.229	995
III.	Debtors	0310	21.443	24.443
IV.	Short-term Financial Investments	0320	43.073	80.972
V.	Short-term Own shares	0330	0	0
VI.	Cash and banks	0340	688	630
VII.	Prepayments and accrued expenses	0350	786	2.632
D)	CURRENT ASSETS	0360	**67.219**	**109.672**
	TOTAL ASSETS (A+B+C+D)	0370	**231.104**	**305.245**

LIABILITIES

			CURRENT F. YEAR	LAST F. YEAR
I.	Subscribed Capital	0500	6.708	6.708
II.	Reserves	0510	69.448	58.601
III.	Result from previous financial years	0520	-33.013	0
IV.	Results for the year	0530	6.579	-1.737
V.	Dividend Prepayments made during the financial year	0550	0	0
A)	CAPITAL AND RESERVES	0560	**49.722**	**63.572**
B)	DEFERRED INCOME (3)	0590	3.830	4.199
C)	PROVISIONS FOR RISKS AND LIABILITIES	0600	6.171	2.013
I.	Issue of debentures and other negotiable securities	0610	58.526	0
II.	Amounts owed to Credit Entities	0615	21.884	43.975
III.	Amounts owed to Associated and Affiliated Companies	0620	0	0
IV.	Long-term Trade Creditors	0625	5.071	0
V.	Other Long-term Debts	0630	1.825	1.661
D)	LONG-TERM LIABILITIES	0640	**87.306**	**45.636**
I.	Issue of debentures and other negotiable securities	0650	319	0
II.	Amounts owed to Credit Entities	0655	11.470	52.845
III.	Amounts owed to Associated and Affiliated Companies	0660	47.394	105.334
IV.	Trade Creditors	0665	20.833	26.048
V.	Other Short-term Debts	0670	3.059	5.598
VI.	Accruals and deferred income	0680	1.000	0
E)	SHORT-TERM LIABILITIES	0690	**84.075**	**189.825**
F)	PROVISIONS FOR SHORT-TERM RISKS AND LIABILITIES	0695	0	0
	TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**231.104**	**305.245**

V. INDIVIDUAL RESULTS OF THE COMPANY

Unit: thousands of Euros

			CURRENT F. YEAR		LAST F. YEAR	
			Amount	%	Amount	%
+	Net turnover amount (5)	0800	94.129	100,00%	91.741	100,00%
+	Other Income (6)	0810	7.165	7,61%	6.215	6,77%
+/-	Variations in the inventories of finished products and products in progress	0820	0	0,00%	0	0,00%
=	**TOTAL VALUE OF PRODUCTION**	0830	**101.294**	107,61%	**97.956**	106,77%
-	Net Purchases	0840	-38.874	-41,30%	-39.303	-42,84%
+/-	Variations in the inventories of goods for resale, raw materials and other consumables	0850	0	0,00%		0,00%
-	External and Working Expenses (7)	0860	-19.703	-20,93%	-22.699	-24,74%
=	**ADJUSTED VALUE ADDED**	0870	**42.717**	45,38%	**35.954**	39,19%
+/-	Other Expenses and Incomes (8)	0880	0	0,00%	0	0,00%
-	Personnel Cost	0890	-29.090	-30,90%	-28.437	-31,00%
=	**GROSS OPERATING RESULTS**	0900	**13.627**	14,48%	**7.517**	8,19%
-	Depreciation and Amortization	0910	-5.274	-5,60%	-5.246	-5,72%
-	Transfer for the Reversion Fund	0915	0	0,00%	0	0,00%
-	Variations in the Current Assets Provisions	0920	0	0,00%	0	0,00%
=	**NET OPERANTING RESULTS**	0930	**8.353**	8,87%	**2.271**	2,48%
+	Financial Income	0940	2.204	2,34%	3.594	3,92%
-	Financial Expenses	0950	-2.311	-2,46%	-4.886	-5,33%
+	Capitalized Exchange Interests and Differences	0960	0	0,00%	0	0,00%
-	Variations in the Current Assets Provisions (9)	0970	0	0,00%	0	0,00%
=	**RESULTS FROM ORDINARY ACTIVITIES**	1020	**8.246**	8,76%	**979**	1,07%
+/-	Results Accruing from Tangible, Intangible Fixed Assets and Investment Portfolio (11)	1021	952	1,01%	-1.200	-1,31%
-	Variations in the Provisions for Tangible, Intangible Fixed Assets and Investment Portfolio (12)	1023	-169	-0,18%	-1.435	-1,56%
+/-	Results from Transactions with Own Shares and Debentures (13)	1025	0	0,00%	0	0,00%
+/-	Results from Previous Years (14)	1026	-14	-0,01%	-275	-0,30%
+/-	Other Extraordinary Results (15)	1030	-429	-0,46%	-742	-0,81%
=	**RESULTS BEFORE TAXES**	1040	**8.586**	9,12%	**-2.673**	-2,91%
+/-	Corporate Tax and Others	1042	-2.007	-2,13%	936	1,02%
=	**RESULTS FOR THE YEAR**	1044	**6.579**	6,99%	**-1.737**	-1,89%

IV. BALANCE SHEET OF THE CONSOLIDATED GROUP

Unit: thousands of Euros

ASSETS

			CURRENT F. YEAR	LAST F. YEAR
A)	SHAREHOLDERS' LONG TERM DEBT	1200	0	0
I.	Start-up expenses	1210	1.464	2.284
II.	Intangible Assets	1220	23.161	23.954
II.1.	Assets under capital leases	1221	6.830	7.275
II.2.	Other Intangible Assets	1222	16.331	16.679
III.	Tangible Assets	1230	89.836	96.254
IV.	Financial Assets	1240	32.245	27.096
V.	Long-term Parent Company Shares	1250	8.863	5.831
VI.	Long-term Trade Debtors	1255	1.361	7.767
B)	FIXED ASSETS (1)	1260	**156.930**	**163.186**
C)	CONSOLIDATED GOODWILL	1270	17.658	18.962
D)	DEFERRED EXPENSES (2)	1280	1.704	409
I.	Shareholders' short term debt	1290	0	0
II.	Stocks	1300	9.122	10.167
III.	Debtors	1310	27.271	41.164
IV.	Temporary Financial Investments	1320	22.478	12.975
V.	Short-term Parent Company shares	1330	0	0
VI.	Cash and banks	1340	5.855	3.051
VII.	Prepayments and Accrued Expenses	1350	1.093	3.101
E)	CURRENT ASSETS	1360	**65.819**	**70.458**
	TOTAL ASSETS (A + B + C + D + E)	1370	**242.111**	**253.015**

LIABILITIES

			CURRENT F. YEAR	LAST F. YEAR
I.	Subscribed Capital	1500	6.708	6.708
II.	Parent Company Reserves	1510	104.714	78.471
III.	Retained Earnings in Consolidated Companies (16)	1520	-29.561	10.542
IV.	Foreign currency translation adjustment (17)	1530	-21.892	-17.957
V.	Result Allocated to the Parent Company	1540	11.327	741
VI.	Dividend prepayments made during the financial year	1550	0	0
A)	CAPITAL AND RESERVES	1560	**71.296**	**78.505**
B)	MINORITY INTERESTS	1570	1.562	1.693
C)	NEGATIVE CONSOLIDATION DIFFERENCES	1580	0	408
D)	DEFERRED INCOME (3)	1590	4.798	5.376
E)	PROVISIONS FOR RISKS AND LIABILITIES	1600	5.962	5.858
I.	Issue of debentures and other negotiable securities	1610	58.526	0
II.	Amounts owed to Credit Entities	1615	24.157	47.004
III.	Long-term Trade Creditors	1625	5.071	0
IV.	Other Long-term Debts	1630	1.852	1.793
F)	LONG-TERM LIABILITIES	1640	**89.606**	**48.797**
I.	Issue of debentures and other negotiable securities	1650	319	0
II.	Amounts owed to Credit Entities	1655	22.780	56.454
III.	Trade Creditors	1665	35.056	40.756
IV.	Other Short-term Debts	1670	9.233	13.947
V.	Accruals and deferred income	1680	1.499	1.221
G)	SHORT-TERM LIABILITIES	1690	**68.887**	**112.378**
H)	PROVISIONS FOR SHORT-TERM RISKS AND LIABILITIES	1695	0	0
	TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	**242.111**	**253.015**

Unit: thousands of Euros

		CURRENT F. YEAR		LAST F. YEAR	
		Amount	%	Amount	%
+ Net turnover amount (5)	1800	137.478	100,00%	137.702	100,00%
+ Other Income (6)	1810	7.157	5,21%	8.667	6,29%
+/- Variations in the inventories of finished products and product	1820	0	0,00%	0	0,00%
= TOTAL VALUE OF PRODUCTION	1830	**144.635**	105,21%	**146.369**	106,29%
- Net Purchases	1840	-37.677	-27,41%	-39.458	-28,65%
+/- Variations in the inventories of goods for resale, raw materials and other consumables	1850	0	0,00%	0	0,00%
- External and Working Expenses (7)	1860	-33.427	-24,31%	-36.911	-26,80%
= ADJUSTED VALUE ADDED	1870	**73.531**	53,49%	**70.000**	50,83%
+/- Other Expenses and Incomes (8)	1880	0	0,00%	0	0,00%
- Personnel Cost	1890	-45.217	-32,89%	-45.585	-33,10%
= GROSS OPERATING RESULTS	1900	**28.314**	20,60%	**24.415**	17,73%
- Depreciation and Amortization	1910	-8.822	-6,42%	-9.601	-6,97%
- Transfer for the Reversion Fund	1915	0	0,00%	0	0,00%
- Variations in the Current Assets Provisions (9)	1920	0	0,00%	0	0,00%
= NET OPERATING RESULTS	1930	**19.492**	14,18%	**14.814**	10,76%
+ Financial Income	1940	211	0,15%	475	0,34%
- Financial Expenses	1950	-1.958	-1,42%	-2.837	-2,06%
+ Capitalized Exchange Interest and Differences	1960	0	0,00%	0	0,00%
- Transfer for Amortization and Financial Provisions (10)	1970	0	0,00%	0	0,00%
+/- Conversion Results (18)	1980	0	0,00%	0	0,00%
+/- Share in profits from companies consolidated under equity method	1990	0	0,00%	-9	-0,01%
- Amortization of the Consolidated Goodwill	2000	-646	-0,47%	-661	-0,48%
+ Reversion of Negative Consolidation Differences	2010	0	0,00%	0	0,00%
= RESULTS FROM ORDINARY ACTIVITIES	2020	**17.099**	12,44%	**11.782**	8,56%
+/- Results Accruing from Tangible, Intangible Fixed Assets and Investment Portfolio (11)	2021	644	0,47%	-5.975	-4,34%
- Variations in the Provisions for Tangible, Intangible Fixed Assets and Investment Portfolio (12)	2023	0	0,00%	0	0,00%
+/- Results from Transactions with Own Shares and Debentures (13)	2025	0	0,00%	0	0,00%
+/- Results from Previous Years (14)	2026	-27	-0,02%	-429	-0,31%
+/- Other Extraordinary Results (15)	2030	-950	-0,69%	-871	-0,63%
= CONSOLIDATED RESULTS BEFORE TAXES	2040	**16.766**	12,20%	**4.507**	3,27%
+/- Tax on Profits	2042	-5.394	-3,92%	-3.588	-2,61%
= CONSOLIDATED RESULTS FOR THE FINANCIAL YEAR	2044	**11.372**	8,27%	**919**	0,67%
+/- Results allocated to minority interests	2050	-45	-0,03%	-178	-0,13%
= RESULTS ALLOCATED TO THE PARENT COMPANY	2060	**11.327**	8,24%	**741**	0,54%

VI. DISTRIBUTION OF THE NET TURNOVER AMOUNT PER BUSINESS

BUSINESS		INDIVIDUAL Current year	INDIVIDUAL Last year	CONSOLIDATED Current year	CONSOLIDATED Last year
Factory sales	2100	28.840	28.527	28.112	27.326
Outlet sales	2105	56.231	57.904	98.769	102.564
Other sales	2110	9.058	5.310	10.597	7.812
	2115				
	2120				
	2125				
	2130				
	2135				
	2140				
Works Performed pending Certification (*)	2145				
Total I. N. C. N	2150	**94.129**	**91.741**	**137.478**	**137.702**
Internal Market	2160	93.453	91.325	108.536	108.058
Exports: European Union	2170	483	373	17.209	15.010
OEDC Countries	2173	126	8	6.361	10.448
Other Countries	2175	67	35	5.372	4.186

(*) To be filled in only by Building Companies

VII. AVERAGE NUMBER OF EMPLOYEES DURING THIS CURRENT PERIOD

		INDIVIDUAL Current year	INDIVIDUAL Last year	CONSOLIDATED Current year	CONSOLIDATED Last year
TOTAL NUMBER OF EMPLOYEES	3000	3.038	3.126	6.771	7.498

VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

The Telepizza Group obtained in the first half-year of 2004 a consolidated net income of 11.33 million euros, which involves having multiplied by 15 the net income obtained in the first half-year of 2003.

Telepizza thus continues the trend already shown after the results achieved in the first half-year, when it had already multiplied by 15 the results obtained in the first half-year of 2003.

The sales carried out by the chain in those countries in which it operates have increased by 1.1 per cent during the first half-year of 2004 with respect to the same period in 2003, reaching the amount of 196.42 million euros.

If you need further space for the requested information, another sheets can be included.

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

As regards the Gross Operating Income (EBIDTA), it has increased by 16 per cent up to 28.31 million euros in contrast to the 24.41 million euros obtained between January and June 2003.

The company thus continues to tread its path of profitability after having completed its economic amelioration process in the last fiscal year.

As regards the ordinary result, it has improved by 45.1 per cent in the first half-year of 2004, reaching the amount of 17.1 million euros.

At the end of the first half-year of 2004, Telepizza had 774 establishments, in contrast to the 716 establishments it had at the end of the fiscal year 2003, a difference that is explained most of all by the incorporation of 45 corners in Central America, which were integrated into Pollo Campero shops.

Telepizza goes on with its change of corporate identity. At present, 206 own and 56 franchised establishments have already carried out such change, with the aim being to complete the change in the own establishments during this fiscal year as well as in a significant part of the franchised establishments.

On a global level, Telepizza manages directly 47 per cent of the 774 establishments it has in Spain, Portugal, Poland, Chile and Central America.

Likewise, Tele Pizza S.A. reached an agreement with practically all of its franchisees in Spain with regard to the conditions for the renewal of the franchise agreements on their termination, as well as the transfer price system for the products officially approved by the Telepizza Group for the years 2004, 2005 and 2006, which are areas considered of major interest for this group.

After being proposed by Telepizza last April, more than 87 per cent of the franchisees of the chain in Spain have adhered to the agreement, which represents more than 80 per cent of the franchised establishments.

Together with this reinforced support to development by way of franchises, the company goes on with the alliance-making strategy intended to operate the market geographic segments in which it is not present, and unite its supply to that of the leading companies in the development of home entertainment.

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VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

Last May Telepizza entered into a collaboration agreement with Columbia Tristar Home Entertainment and Sony Computer Entertainment by which the Telepizza customers in Spain will have the opportunity to enjoy special joint offers consisting of pizzas and films on DVD or PlayStation games.

In addition, the company has started a new channel of sales through hotels by which the customers of first-class chain hotels can place their Telepizza orders from their rooms by calling the receptionist. The establishments providing this service have in their rooms a Telepizza menu specially designed for such establishments.

Likewise, the company has begun to install corners at convenience stores located in service stations.

With regard to the process of technological updating, the CRM tool continues forming a significant part of the company's upgrading. Specific actions have been started with this tool in Spain since last May.

It is worth noting that the company has recently approved the distribution of the first dividend in the history of the company. Such dividend which amounts to 2 hundredths of a euro on account of the results obtained in this fiscal year 2004, will be delivered from next Wednesday 28th of July.

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IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Any dividend distributed since the beginning of the fiscal year will be mentioned).

		% on joint stock	Euros per share		Amount (thousand euros)	
1. Common Stock	3100	0,00	0,00	0,00	0,00	0,00
2. Preferred Stock	3110	0,00	0,00	0,00	0,00	0,00
3. Shares with no voting rights	3120	0,00	0,00	0,00	0,00	0,00

Additional information about the distribution of dividends (prepayments, supplementary, etc.)

X. SIGNIFICANT FACTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the joint stock of listed companies qualifying the duty to inform as provided for in Sec. 53 of the LMV (Stock Exchange Act) (5 per cent and multiples).	3200		X
2. Acquisition of treasury stock qualifying the duty to inform in compliance with the additional provision no. 1 of the LSA (Public Limited Liability Companies Act) (1 per 100).	3210		X
3. Other significant increases or decreases of fixed assets (stakes above 10% in unlisted companies, in important material investments or disinvestment, etc.)	3220		X
4. Increases and reductions of the joint stock or of the securities' value.	3230		X
5. Issues, refunds or cancellation of loans.	3240	X	
6. Changes in Managers or in the Board of Directors.	3250		X
7. Amendments of the Articles of Association.	3260		X
8. Conversions, mergers or splits.	3270		X
9. Changes in the institutional regularisation of the trade, with a significant effect on the economic or financial situation of the company or of the Group.	3280		X
10. Litigation, suits or other proceedings that may significantly affect the situation of the estate of the Company or Group.	3290		X
11. Insolvency proceedings, temporary receivership, etc.	3310		X
12. Special limitation, transfer or total or partial waive agreements regarding political and economic rights derived from the shares in the Company.	3320		X
13. Strategic agreements with national and international groups (exchange of share packages, etc.)	3330	X	
14. Other significant facts.	3340	X	

(*) Mark with an "X" the appropriate box; in the event of answering "yes", attach an explanatory annex with details on the date of communication to the CNMV and the SRVB.

On 1st May 2004, the company sent information about the results obtained in the second half-year of 2003.

On 25th March 2004, Telepizza sent information on the first issue of Bonds convertible into and/or exchangeable for shares of the company itself.

On 27th April 2004, the company sent information about the results obtained in the first quarter of 2004. In addition, the company communicated that the Board of Directors had formally announced that the issue of Bonds convertible into and/or exchangeable for shares of the company itself was closed at a meeting held on that same day.

On 14th May 2004, Telepizza communicated the framework agreement for stability entered into with its franchisees, to which more than 84% of its franchisees had adhered on that date.

On 21st May 2004, the company communicated that the rate of interest to be applied to the first period of biannual interest for the first issue of Bonds convertible into and/or exchangeable for shares of Tele Pizza, S.A. would be 2.806%.

On 1st June 2004, the company sent the Agenda for the General Meeting of Shareholders.

On 2nd June 2004, the company sent documentation about the next General Meeting of Shareholders. On that same day, the company sent the Annual Report on Corporate Government of the fiscal year 2003.

On 4th June 2004, the company sent the documentation related to the next General Meeting of Shareholders, which is found on its web page.

On 25th June 2004, the company communicated that it had entered into a Masterfranchise agreement with the Campero Grupo for the Republic of Guatemala.

On 29th June 2004, the company communicated the resolutions adopted by the General Meeting of Shareholders held on that same day. In addition, the company communicated that the shareholders had approved the distribution of a dividend on account of the result in the fiscal year 2004, after partial application of the voluntary reserves account to the legal reserve allocation and offset of losses incurred in previous years.

On 1st July 2004, the company communicated that Columbia Tristar Home Entertainment, Sony Computer Entertainment and Telepizza had entered into a collaboration agreement by which the Telepizza customers would benefit from special offers from the 1st of July 2004.

On 5th July 2004, the company communicated the Agenda of the General Meeting of Bondholders for the First Issue of Bonds convertible into and/or exchangeable for shares of Telepizza, S.A.

On 5th July 2004, the company communicated the resolutions adopted by the General Meeting of Shareholders held on 29th June 2004.

Note: **If you need further space for the requested information, another sheets can be included**

XI. EXPLANATORY ANNEX FOR SIGNIFICANT FACTS

On 6th July 2004, the company communicated the Agenda of the General Meeting of Bondholders for the First Issue of Bonds convertible into and/or exchangeable for shares of the share. Likewise, the articles of association of the Syndicate of Bondholders and the text of the resolutions adopted by the General Meeting of Shareholders in connection with the application of the voluntary reserves account, were enclosed.

On 20th July 2004, the company communicated that it would pay a gross amount of 0.02 euros per share on account of the dividends of the fiscal year 2004. Such payment would be carried out on the 28th July 2004.

On 23rd July 2004, the company communicated that the first call for the General Meeting of Bondholders of the First Issue of Bonds convertible into and/or exchangeable for shares of the company itself had been held on the previous day.

On 23rd July 2003, the company communicated that the Appointment and Remuneration Commission had appointed Manuel Capelo García to be Director General of the Group for Spain.

XII. SPECIAL AUDITORS' REPORT

(This part shall only be filled in with information regarding the first Semester of the fiscal year following the last closed and audited one, and shall be applicable to those issuing companies which, in compliance with the provisions of subparagraph 13 of the Ministerial Order dated 18th January 1991, are liable to submit a special report by its auditors, when the auditors' report regarding the immediately preceding annual accounts has denied the opinion or contains a negative or qualified opinion. The same shall mention that the said special auditors' report is included as an annex to the semester information, and shall include a copy of the information or declarations given or made by the Managers of the Company about the updated position of the qualifications mentioned by the auditor in its report of the annual accounts of the previous year and that, in compliance with the applicable Technical Auditing Accounts, would have been useful for the preparation of the said special report).

NOTA: En caso de ser insuficiente el espacio reservado en este cuadro apara las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 29/07/04 **Outstanding Fact 51701**

In the execution of the delegation conferred on TELE PIZZA, S.A. by the General Meeting of Shareholders held on last 29 June 2004, the Board of Directors, in its meeting dated 20 July 2004 and at the proposal of the Appointment and Remuneration Commission, has passed the Rules of the Long-Term Incentive Program for TELE PIZZA, S.A. Managing Team, in which the terms and conditions of the ninth resolution of the said General Meeting of Shareholders will be developed.

Zurbano, 49 – Of. No. 4
28010 MADRID
Tel.: 91 310 23 01 – 02
Fax: 91 319 61 89
e-mail: j.gaspar@abogadoszurbano.com

TELEPIZZA, S.A.
Secretary's Office of the Board of Directors

FACSIMILE

REF.: COMMUNICATION OF SIGNIFICANT FACT

In accordance with provisions set forth in article 82 of the Securities Market Law 24/1988 of 28 July, and in article 21 of Royal Decree 377/1991, TELE PIZZA, S.A. hereby proceeds to inform the following for inclusion thereof in the public records of the said Spanish Securities and Exchange Commission.

In the execution of the delegation conferred on TELE PIZZA, S.A. by the General Meeting of Shareholders held on last 29 June 2004, the Board of Directors, in its meeting dated 20 July 2004 and at the proposal of the Appointment and Remuneration Commission, has passed the Rules of the Long-Term Incentive Program for TELE PIZZA, S.A. Managing Team, in which the terms and conditions of the ninth resolution of the said General Meeting of Shareholders will be developed. The most significant aspects of the said Program are as follows:

- The program is instrumented through an individualized attribution to participants of the Rights Equivalent to the Share Revaluation **(DERAs)**, which represents the right to receive an amount of money referred to the increase in the value of TELE PIZZA share for the period of duration of the Program.

- The Program is subject to the compliance with certain strategic targets set by the Board of Directors in connection with the Chain Sales Volume, the Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and the Net Result of TELEPIZZA Group during the fiscal years 2006 and 2008, which are the periods taken as a reference for the purpose of settling the DERAs.

- The DERAs will be settled according the formula shown below:

$$ILP = N(VF - VI)$$

where:

- **ILP**: Economic Value of the Long-Term Incentives corresponding to each Participant
- **N:** Number of DERAs to be settled in the relevant period.
- **VF:** Simple average of the closing prices of TELE PIZZA, S.A. shares in the Continuous Market during the twenty trading days prior to the date of settlement of the DERAs, being understood for this purpose that such date of settlement shall be that chosen by the Participant within the terms, time limits and conditions set by TELE PIZZA, S.A.
- **VI:** Initial value of TELE PIZZA, S.A. shares, which was fixed by the General Meeting of Shareholders at 1.44 euros per share, corresponding to the average quotation of the shares during the period extending from 1st January to 25th May 2004.

Each DERA shall have as a reference the revaluation of one TELE PIZZA, S.A. share. The DERAs shall be exercisable in two periods, which shall commence on the 1st of April 2007 and on the 1st of April 2009, respectively, with the 31st of December 2009 being the ending date of the Program.

Within the scope of the delegation carried out by the General Meeting of Shareholders, the Board of Directors, at the proposal of the Appointment and Remuneration Commission, has also proceeded to designate the Participants in the Program, as well as the initial allocation of DERAs in each group of participants within the maximum amount that was fixed by the Meeting of Shareholders for each group.

According to the delegation carried out by the General Meeting of Shareholders, the Board of Directors has also established a specific procedure for covering the obligations derived from the Incentive Program by entering into a call agreement, to be exclusively settled by differences, with Société Générale on a total of 6,700,000 TELE PIZZA, S.A. shares which correspond to the maximum number of DERAs targeted by the Program. The options shall be exercisable during the period of exercise of the Program by settlement of the difference between the exercise price agreed upon, which has been established at 1.44 euros, corresponding to the initial value of one TELE PIZZA, S.A. share fixed in the Program, and the quotation value of the TELE PIZZA, S.A. share in the Spanish continuous market at the time when the options are exercised.

Best regards,

TELE PIZZA, S.A.
Signed by: Javier Gaspar Pardo de Andrade
Secretary of the Board of Directors

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

•

Date: 02/09/04 **Outstanding Fact 52579**

The Company has bought to Terra Networks Asociadas the 50 per cent of the shares that this company had of the society A Tu Hora, S.A., becoming Telepizza Group the owner of the 100 per cent of this company.

•

NATIONAL SECURITIES AND INVESTMENTS BOARD
Pº CASTELLANA, Nº 19
28046 -MADRID

ATT.: MR. Antonio Mas Sirvent
(GENERAL DIRECTORATE OF MARKET SUPERVISION)
FAX No: 91/585.16.62


RECEIVED
2004 OCT -8 A 8:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Madrid, 2nd September 2004

Dear Sirs.

In accordance with provisions set forth in article 82 of the Securities Market Law 24/1988 of 28 July, this is to inform the following significant fact for inclusion thereof in the public records of the said National Securities and Investment Board.

Tele Pizza, S.A., has bought to Terra Networks Asociadas the 50 per cent of the shares that this company had of the society A Tu Hora, S.A., becoming Telepizza Group the owner of the 100 per cent of this company.

Do not hesitate to contact us for any clarification.

Yours faithfully,

Signed: Javier Gaspar Pardo de Andrade
Secretary of the Board of Directors



telepizza®

First Half Results 2004

July 2004

Main Figures

	1 S 2004	1 S 2003	Δ %
EBITDA	28.31	24.41	16.0%
Ordinary Profit	17.10	11.78	45.1%
Net Profit	11.33	0.74	1429.6%

Figures in euro million

telepizza®

Chain Sales

	1st Half 2004	1st Half 2003	Δ %
Spain	**159.78**	**160.91**	**-0.7%**
Portugal	17.87	17.84	0.1%
Poland *	10.81	11.21	-3.5%
Chile **	5.63	4.26	32.1%
Central America	2.33	0.00	---
Subtotal International	**36.64**	**33.31**	**10.0%**
Subtotal Sales	**196.42**	**194.22**	**1.1%**
Not operating countries 2004			
Mexico	0.00	2.01	---
France	0.00	2.82	---
Subtotal	**0.00**	**4.84**	---
Total Sales	**196.42**	**199.06**	**-1.3%**

* Poland: Growth in local currency: **+6.8%**

** Chile: Growth in local currency:**+23.3%**

Figures in euro million

telepizza®

Consolidated Profit and Loss Account

	1st Half 2004	%	1st Half 2003	%	Δ %
Turnover	137.48	100.0%	137.70	100.0%	-0.2%
Other Operating Income	7.16	5.2%	8.67	6.3%	-17.4%
Total Operating Income	**144.64**	105.2%	**146.37**	106.3%	**-1.2%**
Cost of goods sold	**-37.68**	-27.4%	**-39.46**	-28.7%	-4.5%
Gross Margin	**106.96**	77.8%	**106.91**	77.6%	**0.0%**
Personnel Cost	-45.22	-32.9%	-45.58	-33.1%	-0.8%
Other Operating expenses	-33.43	-24.3%	-36.91	-26.8%	-9.4%
EBITDA	**28.31**	20.6%	**24.41**	17.7%	**16.0%**

Figures in euro million

telepizza®

EBITDA trend over 1 year period


15.00
10.00
5.00
0.00
11.23
13.66
13.85
14.47
3 T 2003
4 T 2003
1 T 2004
2T 2004

Figures in euro million

telepizza®

Consolidated Profit and Loss Account

	1st Half 2004	%	1st Half 2003	%	Δ %
EBITDA	28.31	**20.6%**	24.41	**17.7%**	**16.0%**
Depreciation and amortization	-8.82	-6.4%	-9.60	-7.0%	-8.1%
EBIT	19.49	**14.2%**	14.81	**10.8%**	**31.6%**
Financial Result	-1.75	**-1.3%**	-2.36	**-1.7%**	**-26.0%**
Share in results from companies conso. under the equity method	0.00	0.0%	-0.01	0.0%	–
Amortization of consolidated goodwill	-0.65	-0.5%	-0.66	-0.5%	-2.2%
ORDINARY PROFIT	17.10	**12.4%**	11.78	**8.6%**	**45.1%**
Extraordinay Result	-0.33	**-0.2%**	-7.28	**-5.3%**	**-95.4%**
CONSOLIDATED PROFIT BEFORE TAXES	16.77	**12.2%**	4.51	**3.3%**	**272.0%**
Corporation Tax	-5.39	-3.9%	-3.59	-2.6%	50.3%
CONSOLIDATED PROFIT	11.37	**8.3%**	0.92	**0.7%**	**1138.6%**
Profit allocated to minority interests	-0.05	0.0%	-0.18	-0.1%	-74.6%
PROFIT ALLOCATED TO THE PARENT COMPANY	11.33	**8.2%**	0.74	**0.5%**	**1429.6%**

Figures in euro million

telepizza®

Stores

	June -04	Dec-03
SPAIN	**538**	**532**
INTERNATIONAL	**236**	**184**
Portugal	66	65
Poland	92	87
Chile	33	32
Central America *	45	0
TOTAL	**774**	**716**

* Telepizza corners within Pollo Campero Restaurants

telepizza®

Stores

	June-04		Dec-03	
Spain	**538**		**532**	
Owned stores	232	43.1%	230	43.2%
Franchised stores	306	56.9%	302	56.8%
INTERNATIONAL	**236**		**184**	
Owned stores	131	55.5%	132	71.7%
Franchised stores	105	44.5%	52	28.3%
TOTAL	**774**		**716**	
Owned stores	363	46.9%	362	50.6%
Franchised stores	411	53.1%	354	49.4%

telepizza®